Exhibit 11.1


               GENERAL NUTRITION COMPANIES, INC AND SUBSIDIARIES
                    Computation of Net Earnings Per Share
                   (in thousands except per share amounts)


                                      12 Weeks     12 Weeks
                                       Ended        Ended
                                     April 25,    April 26,
                                        1998         1997

Net earnings available for common
  shares                             $  30,238    $  23,859

Basic weighted average common           82,424       81,129
  shares

Basic earnings per share             $    0.37    $    0.29

Basic weighted average common shares    82,424       81,129
Outstanding options                      2,276        1,834
Diluted weighted average                84,700       82,963
  common shares

Diluted earnings per share          $     0.36    $    0.29